January 16, 2025

Andr   Choulika
Chief Executive Officer
Cellectis S.A.
8, rue de la Croix Jarry
75013 Paris, France

        Re: Cellectis S.A.
            Registration Statement on Form F-3
            Filed January 15, 2025
            File No. 333-284302
Dear Andr   Choulika:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Peter E. Devlin